 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

BioLineRx Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share
(Title of Class of Securities)

09071M205
(CUSIP Number)

May 28, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09071M205

1	NAME OF REPORTING PERSON

Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		13,999,725 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

13,999,725 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,999,725 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Represents 933,315 American Depositary Shares (“ADS”) (each ADS represents 15 Ordinary Shares (as defined below)), including (i) 95,450 ADSs issuable upon the exercise of certain Series A Warrants (as defined below) and (ii) 95,450 ADSs issuable upon the exercise of certain Series B Warrants (as defined below).

2

CUSIP No. 09071M205

1	NAME OF REPORTING PERSON

BVF I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		13,999,725 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

13,999,725 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,999,725 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Represents 933,315 ADSs (each ADS represents 15 Ordinary Shares) including (i) 95,450 ADSs issuable upon the exercise of certain Series A Warrants and (ii) 95,450 ADSs issuable upon the exercise of certain Series B Warrants.

3

CUSIP No. 09071M205

1	NAME OF REPORTING PERSON

Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		10,541,415 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

10,541,415 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,541,415 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.0% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Represents 702,761 ADSs (each ADS represents 15 Ordinary Shares), including (i) 59,536 ADSs issuable upon the exercise of certain Series A Warrants and (ii) 59,536 ADSs issuable upon the exercise of certain Series B Warrants.

4

CUSIP No. 09071M205

1	NAME OF REPORTING PERSON

BVF II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		10,541,415 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

10,541,415 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,541,415 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.0% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Represents 702,761 ADSs (each ADS represents 15 Ordinary Shares), including (i) 59,536 ADSs issuable upon the exercise of certain Series A Warrants and (ii) 59,536 ADSs issuable upon the exercise of certain Series B Warrants.

5

CUSIP No. 09071M205

1	NAME OF REPORTING PERSON

Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,663,550 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,663,550 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,663,550 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.0% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Represents 177,570 ADSs (each ADS represents 15 Ordinary Shares), including (i) 16,520 ADSs issuable upon the exercise of certain Series A Warrants and (ii) 16,520 ADSs issuable upon the exercise of certain Series B Warrants.

6

CUSIP No. 09071M205

1	NAME OF REPORTING PERSON

BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,663,550 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,663,550 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,663,550 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.0% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Represents 177,570 ADSs (each ADS represents 15 Ordinary Shares), including (i) 16,520 ADSs issuable upon the exercise of certain Series A Warrants and (ii) 16,520 ADSs issuable upon the exercise of certain Series B Warrants.

7

CUSIP No. 09071M205

1	NAME OF REPORTING PERSON

BVF GP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		24,541,140 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

24,541,140 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,541,140 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.3% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Represents 1,636,076 ADSs (each ADS represents 15 Ordinary Shares), including (i) 154,986 ADSs issuable upon the exercise of certain Series A Warrants and (ii) 154,986 ADSs issuable upon the exercise of certain Series B Warrants.

8

CUSIP No. 09071M205

1	NAME OF REPORTING PERSON

BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		31,242,465 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

31,242,465 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,242,465 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.8% (1)
12	TYPE OF REPORTING PERSON

PN, IA

(1) Represents 2,082,831 ADSs (each ADS represents 15 Ordinary Shares), including (i) 198,228 ADSs issuable upon the exercise of certain Series A Warrants (as defined below) and (ii) 198,228 ADSs issuable upon the exercise of certain Series B Warrants (as defined below).

9

CUSIP No. 09071M205

1	NAME OF REPORTING PERSON

BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		31,242,465 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

31,242,465 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,242,465 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.8% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Represents 2,082,831 ADSs (each ADS represents 15 Ordinary Shares), including (i) 198,228 ADSs issuable upon the exercise of certain Series A Warrants (as defined below) and (ii) 198,228 ADSs issuable upon the exercise of certain Series B Warrants (as defined below).

10

CUSIP No. 09071M205

1	NAME OF REPORTING PERSON

Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		31,242,465 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

31,242,465 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,242,465 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.8% (1)
12	TYPE OF REPORTING PERSON

IN

(1) Represents 2,082,831 ADSs (each ADS represents 15 Ordinary Shares), including (i) 198,228 ADSs issuable upon the exercise of certain Series A Warrants (as defined below) and (ii) 198,228 ADSs issuable upon the exercise of certain Series B Warrants (as defined below).

11

CUSIP No. 09071M205

Item 1(a).	Name of Issuer:

BioLineRx Ltd., an Israeli corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2 HaMa’ayan Street
Modi’in 7177871
Israel

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)
44 Montgomery St., 40th Floor
San Francisco, California 94104
Citizenship: Delaware

BVF I GP LLC (“BVF GP”)
44 Montgomery St., 40th Floor
San Francisco, California 94104
Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)
44 Montgomery St., 40th Floor
San Francisco, California 94104
Citizenship: Delaware

BVF II GP LLC (“BVF2 GP”)
44 Montgomery St., 40th Floor
San Francisco, California 94104
Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands
Citizenship: Cayman Islands

12

CUSIP No. 09071M205

BVF Partners OS Ltd. (“Partners OS”)
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands
Citizenship: Cayman Islands

BVF GP Holdings LLC (“BVF GPH”)
44 Montgomery St., 40th Floor
San Francisco, California 94104
Citizenship: Delaware

BVF Partners L.P. (“Partners”)
44 Montgomery St., 40th Floor
San Francisco, California 94104
Citizenship: Delaware

BVF Inc.
44 Montgomery St., 40th Floor
San Francisco, California 94104
Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)
44 Montgomery St., 40th Floor
San Francisco, California 94104
Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value NIS 0.10 per share (the “Ordinary Shares”).

Item 2(e).	CUSIP Number:

09071M205

13

CUSIP No. 09071M205

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	/x/	Not applicable.
(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.
(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership
(a)	Amount beneficially owned:

As of the close of business on June 1, 2020, The Reporting Persons held 198,228 Series A Warrants exercisable for an aggregate of 198,228 ADSs (the “Series A Warrants”). The Series A Warrants have an exercise price of $2.00 per Ordinary Share. The Series A Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), more than 24.99% of the Ordinary Shares issued and outstanding (the “Series A Warrants Blocker”). In providing beneficial ownership described herein, the Reporting Persons have assumed the Series A Warrants owned by each of BVF, BVF2 and Trading Fund OS and held in the Partners managed accounts (the “Partners Managed Accounts”) would be fully exercised.

14

CUSIP No. 09071M205

As of the close of business on June 1, 2020, the Reporting Persons held 198,228 Series B Warrants exercisable for an aggregate of 198,228 ADSs (the “Series B Warrants”). The Series B Warrants have an exercise price of $4.00 per Ordinary Share. The Series B Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 24.99% of the Ordinary Shares issued and outstanding (the “Series B Warrants Blocker”). In providing beneficial ownership described herein, the Reporting Persons have assumed the Series B Warrants owned by each of BVF, BVF2 and Trading Fund OS and held in the Partners Managed Accounts would be fully exercised.

As of the close of business on June 1, 2020, (i) BVF beneficially owned 13,999,725 Ordinary Shares (represented by 933,315 ADSs, including (a) 95,450 ADSs issuable upon the exercise of Series A Warrants and (b) 95,450 ADSs issuable upon the exercise of Series B Warrants), (ii) BVF2 beneficially owned 10,541,415 Ordinary Shares (represented by 702,761 ADSs, including (a) 59,536 ADSs issuable upon the exercise of Series A Warrants and (b) 59,536 ADSs issuable upon the exercise of Series B Warrants), and (iii) Trading Fund OS beneficially owned 2,663,550 Ordinary Shares (represented by 177,570 ADSs, including (a) 16,520 ADSs issuable upon the exercise of Series A Warrants and (b) 16,520 ADSs issuable upon the exercise of Series B Warrants).

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 13,999,725 Ordinary Shares beneficially owned by BVF.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 10,541,415 Ordinary Shares beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 2,663,550 Ordinary Shares beneficially owned by Trading Fund OS.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 24,541,140 Ordinary Shares beneficially owned in the aggregate by BVF and BVF2.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 31,242,465 Ordinary Shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, including 4,037,775 Ordinary Shares held in the Partners Managed Accounts (represented by 269,185 ADSs, including (a) 26,722 ADSs issuable upon the exercise of Series A Warrants and (b) 26,722 ADSs issuable upon the exercise of Series B Warrants).

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 31,242,465 Ordinary Shares beneficially owned by Partners.

15

CUSIP No. 09071M205

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 31,242,465 Ordinary Shares beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Ordinary Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Ordinary Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Ordinary Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Ordinary Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Ordinary Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Ordinary Shares beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on a denominator which is the sum of: (i) 258,823,962 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as disclosed in the Issuer’s Prospectus Supplement on Form 424B5 filed with the Securities and Exchange Commission on May 28, 2020, (ii) certain or all of the 2,973,420 Ordinary Shares (represented by 198,228 ADSs) underlying the Series A Warrants, as applicable, and (iii) certain or all of the 2,973,420 Ordinary Shares (represented by 198,228 ADSs) underlying the Series B Warrants, as applicable.

As of the close of business on June 1, 2020, (i) BVF beneficially owned approximately 5.3% of the outstanding Ordinary Shares, (ii) BVF2 beneficially owned approximately 4.0% of the outstanding Ordinary Shares, (iii) Trading Fund OS beneficially owned approximately 1.0% of the outstanding Ordinary Shares, (iv) BVF GP may be deemed to beneficially own approximately 5.3% of the outstanding Ordinary Shares, (v) BVF2 GP may be deemed to beneficially own approximately 4.0% of the outstanding Ordinary Shares, (vi) Partners OS may be deemed to beneficially own approximately 1.0% of the outstanding Ordinary Shares, (vii) BVF GPH may be deemed to beneficially own approximately 9.3% of the outstanding Ordinary Shares and (viii) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 11.8% of the outstanding Ordinary Shares (approximately 1.6% of the outstanding Ordinary Shares are held in the Partners Managed Accounts).

16

CUSIP No. 09071M205

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

BVF GP, BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Ordinary Shares beneficially owned by BVF. BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Ordinary Shares beneficially owned by BVF2. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Ordinary Shares beneficially owned by Trading Fund OS and the Partners Managed Accounts.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2020.

17

CUSIP No. 09071M205

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

18

CUSIP No. 09071M205

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2020

BIOTECHNOLOGY VALUE FUND, L.P.		BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF I GP LLC., its general partner	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark Lampert
President

BVF I GP LLC
BVF GP HOLDINGS LLC
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark Lampert
Chief Executive Officer

BIOTECHNOLOGY VALUE FUND II, L.P.
BVF PARTNERS L.P.
By:	BVF II GP LLC, its general partner
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF II GP LLC
BVF INC.
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark Lampert
President

BVF PARTNERS OS LTD.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its sole member	MARK N. LAMPERT
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

19